                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                      TELETOUCH COMMUNICATIONS, INC.
        ----------------------------------------------------------
                           (Name of Issuer)

                      Common Stock, $.001 par value
        ----------------------------------------------------------
                     (Title of Class of Securities)

                              87951V 10 7
        ----------------------------------------------------------
                            (CUSIP Number)

                             Mark A. Solls
                  Vice President and General Counsel
                              ProNet Inc.
                           6340 LBJ Freeway
                          Dallas, Texas 75240
                            (214) 687-2000
        ----------------------------------------------------------
              (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            April 16, 1996
        ----------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.   / /

Check the following box if a fee is being paid with the statement.   /X/  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

                          Page 1 of 11 Pages

                   Exhibit Index located on page 11.

CUSIP NO. 87951V 10 7                                 Page   2   of  11   Pages
          -----------                                       ---      ---







- -------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ProNet Inc.

- -------------------------------------------------------------------------------

  2  Check the Appropriate Box if a Member of a Group*       (a)           / /
                                                             (b)           / /

- -------------------------------------------------------------------------------

  3  SEC USE ONLY

- -------------------------------------------------------------------------------

  4  Source of Funds
                  OO     See Item 3
- -------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
- -------------------------------------------------------------------------------
  6  Citizenship or Place of Organization
              Delaware
- -------------------------------------------------------------------------------
 Number of Shares             7 Sole Voting Power
 Beneficially Owned                      0
 By Each Reporting           --------------------------------------------------
 Person With                  8 Shared Voting Power
                                         *See Item 5
                             --------------------------------------------------
                              9 Sole Dispositive Power
                                         0
                             --------------------------------------------------
                             10 Shared Dispositive Power
                                         0
- -------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person
         *See Item 5
- -------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       / /
- -------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)
          70.5%
- -------------------------------------------------------------------------------
 14  Type of Reporting Person
          CO
- -------------------------------------------------------------------------------

                                 Page 2 of 11 Pages

ITEM 1.     SECURITY AND ISSUER.

    The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share ("Teletouch Common Stock"), of Teletouch Communications, Inc., a Delaware corporation ("Teletouch"). The address of the principal executive offices of Teletouch is 110 North College, Suite 200, Tyler, Texas 75202.

ITEM 2.     IDENTITY AND BACKGROUND.

    ProNet Inc., a Delaware corporation ("ProNet"), is filing this Statement. ProNet provides wireless messaging services in the United States. The address of ProNet's principal place of business and principal office is 6340 LBJ Freeway, Dallas, Texas 75240.

    (a)-(c), (f). The name, business address and present principal occupation or employment of each executive officer and director of ProNet is set forth on SCHEDULE I hereto, which Schedule is incorporated herein by reference. All such persons are United States citizens. Such Schedule also sets forth the principal business and address of each employer of such individuals (other than ProNet).

    (d) and (e).   Neither ProNet nor, to the best knowledge of ProNet, any
of the persons listed on SCHEDULE I attached hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    ProNet is filing this Schedule as a result of its entering into the Voting Agreement described in Item 4. Under such agreement, certain Teletouch stockholders have agreed to vote their shares of Teletouch Common Stock in favor of a proposed merger of Teletouch into a wholly-owned subsidiary of ProNet (the "Merger"). ProNet anticipates financing the cash amounts (totaling approximately $106 million) payable as a result of the Merger through borrowings under its credit agreement (which may be amended subsequent to the date hereof) and/or consummating a debt and/or equity financing. See Item 4 for a more complete discussion of the Voting Agreement and the proposed Merger.

ITEM 4.     PURPOSE OF TRANSACTION.

    On April 16, 1995, ProNet entered into an Agreement and Plan of Merger
(the "Merger Agreement") with ProNet Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of ProNet ("Merger Sub"), and Teletouch, pursuant to which Teletouch will be merged with and into Merger Sub. The terms of the Merger Agreement are described more fully below.

    THE VOTING AGREEMENT. In connection with the execution of the Merger Agreement, ProNet entered into a Voting Agreement on April 16, 1996 (the "Voting Agreement") with Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), CIVC Partners I, a Delaware general partnership, Rainbow Resources, Inc., a Texas corporation, GM Holdings, LLC, a Tennessee limited

                                 Page 3 of 11 Pages
liability company, Robert M. McMurrey and G. David Higginbotham
(collectively, the "Voting Parties") pursuant to which the Voting Parties agreed (i) to attend the Teletouch stockholders' meeting, in person or by proxy, and to vote, or cause to be voted (or, if the stockholders of Teletouch act by written consent, to consent in writing, or cause to consent in writing, with respect to) all shares of Teletouch Common Stock, Teletouch Series A 14% Cumulative Preferred Stock ("Series A Preferred"), Teletouch Series B Preferred Stock ("Series B Preferred") and any other voting securities of Teletouch, whether issued before or after the execution of the Voting Agreement, that such Voting Party owns or has the right to vote or consent with respect to (A) for approval and adoption of the Merger Agreement and the Merger and (B) against any proposal or other matter that may interfere or be inconsistent with the Merger, (ii) not to directly or indirectly sell, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any Teletouch securities to any person other than ProNet and
(iii) to exercise all of their warrants to purchase Teletouch Common Stock or Series B Preferred prior to the record date for determining the Teletouch stockholders entitled to vote or consent with respect to the approval and adoption of the Merger Agreement and the Merger. In addition, each Voting Party agreed not to initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, directly or indirectly, any inquiries or the making of any proposal or offer relating to, or that may reasonably be expected to lead to, any competing or alternate transaction to the Merger. The foregoing summary is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as EXHIBIT 1.

    THE MERGER AGREEMENT. Pursuant to the Merger Agreement, Teletouch will be merged with and into Merger Sub, which shall continue as the surviving corporation of the Merger. The name of the surviving corporation shall be "Teletouch Communications, Inc."

    MERGER CONSIDERATION. The Merger Agreement provides that upon consummation of the Merger, (i) each share of Teletouch Common Stock shall be converted into the right to receive a specified number of shares of ProNet common stock, par value $.01 per share ("ProNet Common Stock"), (ii) each share of Series B Preferred shall be converted into the right to receive a specified number of shares of ProNet Common Stock, and (iii) each share of Series A Preferred shall be converted into the right to receive cash in the amount of $1,000 per share plus all accrued but unpaid dividends on such share as of July 31, 1996.

    Pursuant to the terms of the Merger Agreement, each share of Teletouch Common Stock, other than shares of Teletouch Common Stock held by certain specified parties, including Teletouch's principal stockholder, executive officers and directors (the "Affiliated Stockholders"), will be converted into the right to receive shares of ProNet Common Stock having a value equal to the greater of (i) the number of shares of ProNet Common Stock to be received by the Affiliated Stockholders (as provided below) or (ii) $5.50. The Merger Agreement provides that each share of Teletouch Common Stock held by the Affiliated Stockholders shall be converted into the right to receive that fraction of one share of ProNet Common Stock equal to the quotient (the "Affiliated Stockholder Common Stock Exchange Ratio") obtained by dividing $5.00 by the average closing price of the ProNet Common Stock for the 20 trading days beginning 22 trading days prior to the


                                 Page 4 of 11 Pages
scheduled closing of the Merger (the "Average Closing Price"); PROVIDED, HOWEVER, that if the Average Closing Price is greater than $26.94, then the Affiliated Stockholder Common Stock Exchange Ratio shall be 0.1856; and PROVIDED FURTHER, that if the Average Closing Price is less than $24.37, then the Affiliated Stockholder Common Stock Exchange Ratio shall be 0.20517. The
Merger Agreement also provides that Teletouch has the right to terminate the Merger Agreement if the Average Closing Price is less than $20.75; PROVIDED, HOWEVER, that ProNet shall have the option to prevent such termination by providing additional shares of ProNet Common Stock so that the Affiliated Stockholder Common Stock Exchange Ratio shall be equal to the quotient obtained by dividing $4.26 by the Average Closing Price.

    Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, each share of Series B Preferred will be converted into the right to receive shares of ProNet Common Stock having a value equal to six times the number of shares of ProNet Common Stock issuable upon the conversion of a share of Teletouch Common Stock held by an Affiliated Stockholder.

    TELETOUCH COVENANTS. Pursuant to the Merger Agreement, Teletouch has agreed to take or perform certain actions during the period between the signing of the Merger Agreement and the earlier to occur of the closing of the Merger or the termination of the Merger Agreement including, without limitation, (i) operating its business in the usual and ordinary course, (ii) preserving its business organization substantially intact, (iii) maintaining its properties and assets, (iv) keeping its insurance and bonds in full force and effect,
(v) promptly notifying ProNet of any material change in the condition of Teletouch's business, properties, assets or liabilities and (vi) terminating any negotiations with any third parties regarding a merger or consolidation with Teletouch. In addition, Teletouch has agreed not to (i) change the level of compensation to its directors, officers and employees, other than in the ordinary course, (ii) declare or pay any dividend or make any other distribution in respect of outstanding shares of capital stock, (iii) redeem, purchase or otherwise acquire any shares of its capital stock, (iv) sell, grant, award, deliver or limit the voting rights of any of its capital stock,
(v) acquire or agree to acquire any business, except as previously disclosed to ProNet, (vi) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any of its assets except in the ordinary course of business, (vii) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, directly or indirectly, any inquiries or the making of any proposal or offer relating to, or that may reasonably be expected to lead to, a merger, consolidation or similar transaction with Teletouch, (viii) release any third party from its obligations under any existing standstill agreement relating to a merger or consolidation with Teletouch, (ix) amend its Certificate of Incorporation or its bylaws, (x) change any of its significant accounting policies or (xi) incur any obligation for borrowed money which would, when aggregated with the Company's other indebtedness then outstanding (including the liquidation preference of and accrued dividends on the Series
A Preferred and the principal of and accrued interest on Teletouch's 14%
Junior Subordinated Notes and the amount of any prepayment penalties to be paid in respect of such indebtedness as a result of the completion of the transactions contemplated by the Merger Agreement), exceed $110 million.

                                 Page 5 of 11 Pages

    PRONET COVENANTS. Pursuant to the Merger Agreement, ProNet has agreed to take or perform certain actions during the period between the signing of the Merger Agreement and the earlier to occur of the closing of the Merger or the termination of the Merger Agreement including, without limitation, (i) operating its business in the usual and ordinary course, (ii) preserving its business organization substantially intact, (iii) maintaining its properties and assets, (iv) keeping its insurance and bonds in full force and effect,
(v) promptly notifying Teletouch of any material change in the condition of its business, properties, assets or liabilities, (vi) furnishing Teletouch with a firm commitment letter or letters regarding the financing necessary to consummate the transactions contemplated by the Merger Agreement, (vii) consummating the transactions contemplated by the commitment letters, to the extent necessary to consummate the Merger, (viii) filing all tax returns required to be filed prior to the closing date and (ix) paying in full the principal amounts then outstanding with respect to the $10,000,000 in aggregate principal amount of Teletouch's 14% Junior Subordinated Notes. In addition, ProNet has covenanted not to (i) knowingly take any action that would result in a failure to maintain the eligibility of the ProNet Common Stock for quotation on the Nasdaq National Market, (ii) amend its Certificate of Incorporation or bylaws in a manner inconsistent with the terms of the Merger Agreement or that is likely to delay the completion of the transactions contemplated thereby, (iii) declare or pay any dividend or make any other distribution in respect of outstanding shares of capital stock, (iv) redeem, purchase or otherwise acquire any shares of its capital stock, (v) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any of its assets except in the ordinary course of business or (vi) acquire or agree to acquire any business, except as previously disclosed to Teletouch.


    CLOSING CONDITIONS. The obligations of ProNet and Teletouch to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including without limitation, (i) declaration of effectiveness of the registration statement relating to the Merger Agreement (the "Registration Statement") by the Securities and Exchange Commission, (ii) approval of the Merger and the Merger Agreement by Teletouch's and ProNet's stockholders,
(iii) the absence of any governmental order prohibiting consummation of the Merger, (iv) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) approval of the applications for transfer to ProNet of the Federal Communications Commission licenses held by Teletouch and (vi) approval for quotation on the Nasdaq Stock Market of the shares of ProNet Common Stock to be issued in the Merger.

    TERMINATION. The Merger Agreement may be terminated under certain circumstances, including without limitation, (i) by mutual written consent of the parties, (ii) by ProNet, if any representation or warranty of Teletouch was not correct in any material respect at the time it was made or upon a material breach of any covenant or agreement on the part of Teletouch, (iii) by Teletouch, if any representation or warranty of ProNet was not correct in any material respect at the time it was made or upon a material breach of any covenant or agreement on the part of ProNet, (iv) by either party if there exists a final and nonappealable governmental order preventing consummation of the Merger, (v) by Teletouch, if the ProNet stockholders do not approve the Merger and the Merger Agreement, (vi) by either party if the Teletouch stockholders do not approve


                                  Page 6 of 11 Pages
the Merger and the Merger Agreement, (vii) by ProNet, if the board of directors of Teletouch changes its recommendation of the Merger or if a tender offer or exchange offer for outstanding shares of Teletouch Common
Stock is commenced and the board of directors of Teletouch does not recommend that the stockholders not tender their shares in such tender offer, (viii) by Teletouch, if the board of directors of ProNet changes its recommendation of the Merger, (ix) by Teletouch, if ProNet Common Stock is trading below a certain level, as specified in the Merger Agreement (provided, however, that in such event ProNet has the option to block Teletouch's termination of the Merger Agreement by providing additional shares of ProNet Common Stock so that the Affiliated Stockholder Common Stock Exchange Ratio shall be equal to the quotient obtained by dividing $4.26 by the Average Closing Price), (x) by Teletouch, if ProNet fails to file the Registration Statement by June 15, 1996,
(xi) by Teletouch, if ProNet fails to mail the proxy statement/prospectus relating to the Merger Agreement to Teletouch's and ProNet's stockholders within five days after the Securities and Exchange Commission declares the Registration Statement effective, (xii) by Teletouch before such proxy statement/prospectus is placed in the mail, if there occurs a material adverse change in the business of ProNet, (xiii) by ProNet before such proxy statement/prospectus is placed in the mail, if there occurs a material adverse change in the business of Teletouch, (xiv) by Teletouch, if ProNet refuses to consummate the Merger on the second business day after all of the closing conditions set forth in the Merger Agreement have been satisfied or waived or (xv) by ProNet, if Teletouch refuses to consummate the Merger on the second business day after all of the closing conditions set forth in the Merger Agreement have been satisfied or waived. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as EXHIBIT 2.

    Upon the closing of the Merger, Teletouch Common Stock will cease to be authorized to be quoted on the SmallCap Market of the Nasdaq Stock Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

    (a)(b) The Voting Parties have agreed with ProNet to vote an aggregate of 7,292,647 shares of Teletouch Common Stock (representing approximately
70.5% of Teletouch Common Stock assuming exercise of all Teletouch Common
Stock warrants held by the Voting Parties) in favor of the Merger Agreement. 3,991,260 of such shares of Teletouch Common Stock are not currently outstanding but are issuable upon the exercise of Warrants that certain of the Voting Parties have agreed to exercise prior to the record date for determining Teletouch stockholders entitled to vote or consent with respect to approval and doption of the Merger Agreement and the Merger. The following table sets forth the number of shares of Teletouch Common Stock, and warrants exercisable for Teletouch Common Stock, held by the Voting Parties:


                                 Page 7 of 11 Pages

                                                   TELETOUCH COMMON
                        TELETOUCH COMMON STOCK       STOCK WARRANTS
                        ----------------------       --------------

CIVC                                --                 3,991,260

CIVC Partners I                443,473                        --

GM Holdings, L.L.C.            607,914                        --

Rainbow Resources, Inc.      1,800,000                        --

Robert M. McMurrey                  --                        --

G. David Higginbotham          450,000                        --
                             ---------                 ---------
                             3,301,387                 3,991,260
                             ---------                 ---------
                             ---------                 ---------

    ProNet disclaims beneficial ownership of all of the shares of Teletouch Common Stock that are subject to the Voting Agreement.

    (c) Except as set forth herein, ProNet has not engaged in any transaction with respect to Teletouch Common Stock during the past 60 days.

    (d)     None.

    (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     VOTING AGREEMENT.  See the description set forth in Item 4 above.

     MERGER AGREEMENT.  See the description set forth in Item 4 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT 1 Voting Agreement by and among ProNet Inc. and Continental Illinois Venture Corporation, CIVC Partners I, GM Holdings, LLC, Rainbow Resources, Inc., Robert M. McMurrey and
                    G. David Higginbotham, dated as of April 15, 1996

       EXHIBIT 2 Agreement and Plan of Merger by and among ProNet Inc., ProNet Subsidiary, Inc. and Teletouch Communications, Inc., dated as of April 15, 1996

       EXHIBIT 3 Amended and Restated Credit Agreement dated February 9, 1995, by and among ProNet Inc., The First National Bank of Chicago, as Agent and the Lenders party thereto (filed as an exhibit to ProNet Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference)

       EXHIBIT 4 Waiver, Consent and Amendment No. 1 dated as of June 12, 1995, by and among ProNet Inc., The First National Bank of Chicago, as Agent, and the Lenders party thereto (filed as an exhibit to ProNet Inc.'s Registration Statement on Form S-4 (File No. 33-60925) Filed July 7, 1995, and incorporated herein by reference)


                             Page 8 of 11 Pages

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 1996      PRONET INC.


                           By:   /s/ Mark A. Solls
                               -------------------------------------
                                 Mark A. Solls
                                  Vice President and General Counsel







                        Page 9 of 11 Pages

                            SCHEDULE 1

            CERTAIN INFORMATION REGARDING EXECUTIVE OFFICERS
                     AND DIRECTORS OF PRONET INC.


         NAME AND POSITION                      BUSINESS ADDRESS            PRESENT OCCUPATION
         -----------------                      ----------------            ------------------
Jackie R. Kimzey, Chairman, Chief Executive     6340 LBJ Freeway
Officer and Director                            Dallas, Texas 75240

David J. Vucina, President, Chief Operating     6340 LBJ Freeway
Officer and Director                            Dallas, Texas 75240

Jan E. Gaulding, Senior Vice President,         6340 LBJ Freeway
Treasurer and Chief Financial Officer           Dallas, Texas 75240

Jeffery A. Owens, Senior Vice President and     6340 LBJ Freeway
Chief Technology Officer                        Dallas, Texas 75240

Mark A. Solls, Vice President, Secretary and    6340 LBJ Freeway
General Counsel                                 Dallas, Texas 75240

Bo Bernard, Executive Vice President            6340 LBJ Freeway
                                                Dallas, Texas 75240

Thomas V. Bruns, Director                       300 Technology Park         Chairman of the Board,
                                                Lake Mary, Florida 32746    Zaun Equipment Company,
                                                                            a power equipment distribution
                                                                            company

Harvey B. Cash, Director                        13455 Noel Road             General Partner, Berry
                                                Suite 1670                  Cash Southwest
                                                Dallas, Texas 75240         Partnership, a venture
                                                                            capital partnership

Edward E. Jungerman, Director                   12221 Merit Drive           President, Impulse
                                                Suite 1150                  Telecommunications
                                                Dallas, Texas 75251         Corporation, a strategic
                                                                            telecommunications consulting
                                                                            firm

Mark C. Masur, Director                         5949 Sherry Lane            General Partner,
                                                Suite 1755                  O'Donnell & Masur, a
                                                Dallas, Texas 75225         venture capital partnership

                                 Page 10 of 11 Pages

                                 EXHIBIT INDEX


                                                                          Page
                                                                           No.
                                                                           ---
EXHIBIT 1 Voting Agreement by and among ProNet Inc. and Continental Illinois Venture Corporation, CIVC Partners I, GM Holdings,
              LLC, Rainbow Resources, Inc., Robert M. McMurrey and G.
              David Higginbotham, dated as of April 15, 1996

EXHIBIT 2 Agreement and Plan of Merger by and among ProNet Inc., ProNet Subsidiary, Inc. and Teletouch Communications, Inc., dated as of April 15, 1996

EXHIBIT 3 Amended and Restated Credit Agreement dated February 9, 1995, by and among ProNet Inc., The First National Bank of Chicago, as Agent and the Lenders party thereto (filed as an exhibit to ProNet Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference)

EXHIBIT 4 Waiver, Consent and Amendment No. 1 dated as of June 12, 1995, by and among ProNet Inc., The First National Bank of Chicago, as Agent, and the Lenders party thereto (filed as an exhibit to ProNet Inc.'s Registration Statement on Form S-4 (File No. 33-60925) Filed July 7, 1995, and incorporated herein by reference)




                           Page 11 of 11 Pages